UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37418

Sio Gene Therapies Inc.
The Nasdaq Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1501 Broadway
12th Floor
New York, New York 10036
Tel: +1 646 677 6770
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices))

Common Stock, par value $0.00001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, Sio Gene Therapies Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIO GENE THERAPIES INC.

Dated:	April 6, 2023
		By:	/s/ David Nassif
		Name:	David Nassif
		Title:	Chief Executive Officer; Chief Financial Officer; Chief Accounting Officer; and General Counsel